Filed by Greenlane Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: KushCo Holdings, Inc.
Commission File No.: 000-55418

The following communication was made available by Greenlane Holdings, Inc. (the “Company”) to its customers:

Dear valued customer,

We are excited to announce that we have entered into a definitive merger agreement pursuant to which KushCo will become a wholly owned subsidiary of Greenlane. KushCo Holdings, Inc is a premier provider of ancillary products and services to the legal cannabis and CBD industries. KushCo’s subsidiaries and brands provide product quality, exceptional customer service, compliance knowledge and a local presence in serving its diverse customer base, which consists of leading multi-state-operators (MSOs), licensed producers (LPs), and brands.

With 25 years of combined experience, merging our world-class teams, eclectic brand portfolios, and expansive distribution networks will allow Greenlane to continue to provide the exceptional shopping experience that you’ve come to expect from us.

This merger announcement is the first step in a gradual and strategic process. We will continue to keep you updated as more details become available.

Thank you again for your continued support!

-The Greenlane Team

The following communication was made available by the Company to its employees:

Subject:

Greenlane Enters Into Definitive Merger Agreement With KushCo!

Dear Team,

The wonderful news continues!

I am excited to announce that we have entered into a definitive merger agreement pursuant to which KushCo will become a wholly owned subsidiary of Greenlane. KushCo has a proven track record of substantial growth and has established deep relationships with many of the leading MSOs, LPs, and brands that continue to capture market share. Along with their world-class team and impressive portfolio of assets, Greenlane is gaining KushCo’s expansive customer base of growers, processors, producers, and brands around the globe. This incredible combination makes Greenlane a quarter billion dollar company in 2020.

Please join me on the Greenlane All Call today at 10:30 AM ET where I will share more details about the merger. As this transaction progresses, we will keep you updated on how this may affect you as an employee and impact the combined organization. However for now, it's business as usual. KushCo remains our competitor and a separate entity until the transaction closes—which may occur in or about [month], 2021. We will also conduct individual department calls this afternoon to address any further questions you may have.

This monumental step forward for Greenlane would not have been possible if it wasn’t for all of the hard work and dedication from each and every one of you. We will keep you updated on the development of the merger throughout the next several weeks. Thank you again—these are exciting times ahead!

-Aaron LoCascio

The following communication was made available by the Company to its vendors:

Dear valued customer,

We are excited to announce that we have entered into a definitive merger agreement pursuant to which KushCo will become a wholly owned subsidiary of Greenlane. KushCo Holdings, Inc is a premier provider of ancillary products and services to the legal cannabis and CBD industries. KushCo’s subsidiaries and brands provide product quality, exceptional customer service, compliance knowledge and a local presence in serving its diverse customer base, which consists of leading multi-state-operators (MSOs), licensed producers (LPs), and brands.

With 25 years of combined experience, merging our world-class teams, eclectic brand portfolios, and expansive distribution networks allows Greenlane to continue to provide our customers with the exceptional shopping experience that they’ve come to expect from us.

This merger announcement is the first step in a gradual and strategic process. We look forward to working with you and updating you further as more details become available.

Thank you again for your continued support!

-The Greenlane Team

The following communication was made available by the Company to its employees:

PROJECT KNIGHT FAQS

1.	Why is Greenlane merging with KushCo?

●	We believe that merging with KushCo is the best course to ensure that the Company is best positioned to drive sustained profitable growth in the continuously evolving industry.
●	The combined company will serve a premier group of customers, which includes a significant percentage of leading multi-state-operators and Canadian licensed producers, the majority of the top smoke shops in the United States, and millions of consumers.
●	The combination of Greenlane and KushCo’s distribution platforms will achieve significant profitability improvements through strengthened purchasing power, expected cost synergies, and an optimized nationwide distribution network.
●	This merger offers a significant opportunity for organic growth through cross-selling of services and products to high-quality customer bases and the introduction of Greenlane’s in-house brand products and merchandising services to KushCo’s customers, including top multi-state operators.
●	The new combined company will have partnerships with many of the industry’s leading preferred multi-state operations, consumer brands, industrial brands, and key social influencers.

2.	What does this change mean for us?
•	We are still Greenlane, our company is still made up of Greenlane stock, and we are still HQ in Boca Raton, Florida. Business will continue as usual and we will remain competitors with KushCo until the deal is confirmed.
●	Together we can leverage our combined platform for accelerated growth and advancement as the cannabis industry rapidly evolves in North America and around the globe.
3.	Will people be losing their jobs?

●	An exciting merger of this nature must be managed carefully. Clearly there are opportunities to drive synergies across the new organization that may result in promotions, new positions, role changes, and possible elimination of positions. However, no changes will begin until after the merger receives the required approvals, at which time the leadership of both organizations will begin to implement the integration plan. This plan will take the appropriate time and effort to ensure success.

4.	What are the next steps?

●	The completion of the Transaction is subject to applicable regulatory approvals, including by Nasdaq, in addition to certain customary closing conditions, as well as approval by no less than a majority of the shares held by the existing Greenlane stockholders, other than Jacoby & Co. LLC and its affiliates and the chief executive officer, chief strategy officer, chief financial officer, chief operating officer and general counsel of Greenlane, at a special meeting of stockholders expected to take place in the late second quarter or early third quarter of 2021.
●	Upon completion of the transaction the Board of Directors will be composed of 7 directors, of which 4 directors will be elected by Greenlane and 3 directors will be elected by Knight.

●	Executive Management will be:
○	Nick Kovacevich Chief Executive Officer
○	Bill Mote, Chief Financial Officer
○	Aaron LoCascio, President
○	Adam Schoenfeld, Chief Strategy Officer

5.	What is happening to Aaron and Adam?
●	Both Aaron and Adam are very excited about this transaction. It positions Greenlane for the next phase of our growth and brings us one step closer to our vision. Aaron will assume the position of President and Adam will retain his position of Chief Strategy Officer and both will work alongside Nick, who will lead the combined company as CEO, and the Leadership group to ensure our success.

6.	Will Boca still be the Head Office?
●	Boca Raton will be the Head Office for the Greenlane business, and there will now be a substantial presence in Southern California.

7.	What name will the company take?
○	Greenlane will remain the primary name of the company and continue to trade under the GNLN ticker symbol on the NASDAQ.

8.	Will we keep our Compton Facility?
●	No decisions have been made about the future distribution footprint. Once the deal is approved, the businesses will examine how best to get our products to our customers and consumers.

9.	When will the merger occur?
●	The completion of the Transaction is subject to applicable regulatory approvals, including by Nasdaq, in addition to certain customary closing conditions, as well as approval by no less than a majority of the shares held by the existing Greenlane stockholders, other than Jacoby & Co. LLC and its affiliates and the chief executive officer, chief strategy officer, chief financial officer, chief operating officer and general counsel of Greenlane, at a special meeting of stockholders expected to take place in the late second quarter or early third quarter of 2021.

10.	When will we know more about the impact on us?
●	We commit to be as transparent as possible and to communicate frequently, to this end we plan to do the following:
○	We created a dedicated confidential email address, questions@greenlane.com, to which you can send any questions, we will endeavor to answer all questions within one business day of receipt.
○	We will be providing a weekly project update.
○	When there are larger updates available, we will hold an all-Greenlane call.

Executives of the Company provided quotes for the following article:

Greenlane and KushCo to Merge as Legal Cannabis Demand Booms

By Crystal Tse and  Anne Riley Moffat

March 31, 2021, 5:00 AM EDT Updated on March 31, 2021, 9:38 AM EDT

Greenlane Holdings Inc. and KushCo Holdings Inc., providers of cannabis industry packaging, accessories and services, are merging in an all-stock transaction that coincides with a push to extend legalization in the U.S.

The companies said Wednesday in a joint statement that Greenlane shareholders will own about 50.1% of the combined entity, which will have a market value of about $400 million. Neither company is what the industry dubs “plant touching,” or distributing the actual cannabis plant.

KushCo sells cannabis-related packaging such as empty vape cartridges and child-proof caps, which are primarily bought by multistate operators and other cannabis companies. Greenlane, which has a small packaging business, also sells water pipes, rolling papers and other cannabis accessories, including via direct-to-consumer channels.

The transaction comes as the state of New York plans to legalize adult-use marijuana, a move that could open up a $5 billion market opportunity, according to Stifel. New Mexico lawmakers are exploring legalizing the sale of cannabis to adults for recreational use. There’s also an expectation that, with Democrats in control of Congress, the U.S. could make federal moves on cannabis.

“We think this deal makes a lot of sense for a lot of reasons but factoring in the macro tailwind it makes even more sense to do it,” said KushCo Chairman and Chief Executive Officer Nick Kovacevich, who will be CEO of the combined company. “When the federal legalization hits, it’s going to be about who has the scale and revenue to seize those opportunities.”

Greenlane shares jumped as much as 27% Wednesday in New York, while Kushco climbed as much as 12%.

Stock Deal

The merged company, which will continue to trade publicly in New York as Greenlane, is expected to report $310 million to $330 million in pro forma revenue for this year, Kovacevich said in an interview.

The stock deal will conserve cash for growth opportunities, Kovacevich said. KushCo’s stockholders will receive about a quarter of a Greenlane share for each of their shares. The ratio represents a 7.2% premium to KushCo’s weighted average volume for the 20 days ended Monday.

“We definitely maintain a very robust pipeline of future M&A transactions,” said Greenlane’s current chairman and CEO, Aaron LoCascio, who will be president of the merged company. “We’re actively gauging a number of other transactions currently.”

The merger is expected to close in the late second quarter to early third quarter.

Cowen Inc. was financial adviser to Boca Raton, Florida-based Greenlane, while Jefferies Financial Group Inc. advised KushCo. Canaccord Genuity Corp. advised the special committee of Greenlane’s board of directors.

Cannabis Dealmaking

Dealmaking, including the rise of SPACs, has been heating up in the growing cannabis sector this year. Jazz Pharmaceuticals Plc agreed to acquire GW Pharmaceuticals Plc, maker of the first drug derived from the cannabis plant to win approval in the U.S., for $7.2 billion in cash and stock.

Curaleaf Holdings Inc. said this month it would buy Emmac Life Sciences Ltd. for about $285 million, giving the company entry into Europe’s rapidly growing cannabis market. Consolidation is happening in cannabis services, cannabis tech and at the cannabis producers themselves, including the merger of Tilray Inc. and Aphria Inc. announced late last year.

The following is a transcript of the Company’s conference call regarding Q4 2020 Earnings and the KushCo Holdings, Inc. transaction:

Operator^ Good morning, all. Welcome to today's conference call to discuss Greenlane Holdings' Fourth Quarter and Year-end Financial Results. A press release detailing the financial results for the quarter was distributed this morning and is available on the Investor Relations section of the Greenlane website.

As a reminder, today's conference is being recorded. On the call today are Aaron LoCascio, Chief Executive Officer; and Bill Mote, Chief Financial Officer.

Before we begin, Greenlane would like to remind listeners that today's prepared remarks may contain certain forward-looking statements, and management may make additional forward-looking statements in response to the questions received. These statements do not guarantee future performance and, therefore, undue reliance should not be placed upon them. These statements are based on current expectations of the company's management and involve inherent risks, uncertainties and other factors discussed in today's press release.

This call also contains time-sensitive information that speaks only as of the date of this live broadcast, March 31, 2021. Factors that could cause Greenlane's results to differ materially are set forth in today's press release and in Greenlane's annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC.

Any forward-looking statements made today on this call are based on assumptions as of today, and Greenlane assumes no obligation to update these statements as a result of new information or future events.

During today's call, Greenlane management may discuss non-GAAP financial measures, including adjusted net loss and adjusted EBITDA. Greenlane has included a reconciliation of these non-GAAP measures in today's press release, which is available in the Investor Relations section of our website at gnln.com.

I would like to turn the conference over to Mr. Aaron LoCascio, Chief Executive Officer of Greenlane. Please go ahead, Mr. LoCascio.

Aaron LoCascio^ Thank you, everyone, for joining us today. I want to quickly address our exciting news from this morning's announcement regarding our merger with KushCo. As a result of this transformational development, we will be keeping the earnings portion of today's call brief. Following our discussion of earnings, we will be transitioning to a presentation and discussion regarding the transaction, at which point we will be joined by the KushCo team, and after which, we will open the call to questions.

During this portion of today's call, I will review key highlights from the year before turning the call to our Chief Financial Officer, Bill Mote, for a brief review of our financial results.

At the start of 2020, we outlined several major initiatives and goals for our team to address developments and challenges in the evolving market and best position our company for success in 2021. Under this plan, we committed to streamlining and optimizing our distribution platform, bringing in new senior leadership and accelerating the diversification of our revenue mix to one more heavily weighted to our own Greenlane brands. I am thrilled with the progress we have made on every one of these deliverables, all of which was accomplished during a challenging global environment with the COVID-19 pandemic.

Our core revenue is up 12.7% to a record $125.2 million for the full year 2020 compared with 2019, with our higher-margin Greenlane brands up 46.3% to $27.2 million. Additionally, our owned brands revenue now accounts for up to 20% of total net sales for 2020 compared with only 10% for 2019.

Greenlane's owned brands have continued to outperform with four delivering record quarter-over-quarter growth, with VIBES Rolling Papers up 53.6%, Marley Natural up 68.3%, Keith Haring Glass Collection up 73.1% and Aerospaced up 24.5% for Q4 2020 compared with Q3 2020.

Our success in 2020 started us on strong foundation for 2021, allowing us to gain momentum as we execute on our strategic vision, launching exciting new consumer products into the market, growing Greenlane's position as the leading provider of cannabis consumption products globally and generating strong shareholder value.

To achieve this, we are focused on continuing to increase our higher-margin revenue opportunities through Greenlane's owned brands, growing our relationships with premier third-party brand partners, further cost reductions through increased optimization and efficiencies and expanding our platform through carefully selected M&A opportunities.

On the M&A side, we recently had several exciting developments. In early March, we acquired our long-time partner Eyce, a leading manufacturer of specialty silicone smoking products. Their premium products have set the brand apart as a leader in the market, and we are thrilled to be working with a highly experienced and talented team.

When we look to add to our growing list of owned brands, we are focused on products that elevate our customers' experiences and strengthen our position as an industry-leading provider of premium cannabis accessories. And with Eyce, we can do both. With margins of approximately 60% and year-over-year revenue growth of 33.2%, their addition to our portfolio will also further drive revenue growth and profitability. We will continue to evaluate similar opportunities in the marketplace as we expect industry consolidation will continue to happen over the next few years.

Today, we also announced the transformative merger with KushCo, an exciting development which we will discuss in the second portion of today's call.

With the PACT Act, we have recently seen an expansion of legislation surrounding the shipment of certain vaporization products. Early in the process of the legislation, our compliance and logistics teams began leveraging our immense compliance DNA to set up a world-class network that can operate independently from major shipping carriers, substantially mitigating what will be a significant impact to many in our industry.

While solving for these challenges, we have also identified opportunity. We have used this capability to attract new customers, and we are also beginning to market it as a service solution to our existing customers and vendors.

As always, I want to finish by sincerely thanking our team for all their dedicated hard work as they continue to successfully execute on our strategic goals amid a challenging macro environment. We look forward to updating you on our 2021 progress in May.

With that, I'll now turn it over to Bill to run through our financial results in further detail.

Bill Mote^ Thanks, Aaron, and hello, everyone. As a reminder, the results I will be reviewing with you this morning can be found in our earnings release that is available on EDGAR and the Investor Relations section of our website at gnln.com.

I will begin my review with a brief overview of our fourth quarter financials before turning to our year-end results. As a reminder, before I begin, our core revenue is defined as all non-nicotine revenue and Greenlane brand revenue is inclusive of Eyce figures.

Our core revenue sales grew 11.3% to $33.9 million compared to $30.5 million in Q4 2019. I am pleased to report our core revenue growth in the fourth quarter of 2020 accounted for 93.4% of our total revenue, up from 81.8% in the comparable quarter. Additionally, our Greenlane brands grew 50.5% to a record $7.8 million compared with $5.2 million in Q4 2019.

Net sales for Q4 2020 were $36.3 million compared to $37.2 million for Q4 2019, a decrease of 2.6%.

Gross margin during the fourth quarter of 2020 was $6.2 million. This decrease was a result of our strategic decision to move away from higher-volume, lower-margin revenue and focus on higher-margin revenue opportunities.

I will now turn to an overview of our results for the year-end December 31, 2020.

Net sales of Greenlane owned brands grew 46.3% to $27.2 million for the year, increasing to approximately 19.7% of total sales for FY 2020 from 10.1% for the year-ended December 31, 2019.

Core revenue grew 12.7% to $125.2 million in 2020 from $111.1 million in 2019.

Total sales decreased to $138.3 million in 2020 from $185 million in 2019. However, core revenue now accounts for 90.5% of revenue for 2020 compared to 60.1% in 2019.

From a reporting segment perspective, our United States segment reported a decrease in net sales of $47.7 million to 2020 -- in 2020 due to a reduction in noncore nicotine revenue of $55.8 million, but core revenue grew by $8.1 million, $7.6 million of which came from our growth in Greenlane house brands.

Our Canada segment reported a sales decrease of $6.7 million. And similar to the United States, the decrease was driven by a $5 million decrease in noncore revenue.

As for our European reporting segment, annual sales totaled $10.3 million, with Q4 2020 sales totaling $3.1 million and representing $0.5 million or 15.2% growth in comparison to Q4 2019, the first quarter post acquisition.

During the year, Greenlane made specific strategic decisions regarding existing inventory levels and go-forward product lines. Excluding the impact of these inventory adjustments made during the third quarter, our annual gross margin would have been $27.6 million and gross profit margin would have been 20%, or 320 basis points higher than the FY 2019 gross margin of 16.8%. We expect overall gross margin to continue to expand from its current levels as we execute on our strategic vision with Greenlane brands at the core.

G&A costs for 2020 increased to $35.3 million compared to $23.6 million in 2019 primarily due to an increase of approximately $2 million in subcontractor expenses related to our ERP system implementation and distribution channel consolidation, an increase of $3.2 million in third-party logistics and facilities expense costs, a loss of approximately $4.5 million related to an indemnification asset, as well as additional auditor accounting fees, due diligence costs related to the recent acquisitions and restructuring costs such as severance payments. These expenses were partially offset by a decrease of approximately $1.1 million in marketing expenses, primarily driven by the decrease in trade show activity and travel in fiscal 2020 as a direct response to COVID-19 lockdown and social distancing protocols during the period.

Net loss for 2020 was $47.7 million compared to $39.8 million in 2019. Adjusted net loss was $25.9 million in 2020 compared to $18.5 million for 2019.

Adjusted EBIT loss was $24.4 million in 2020 compared to adjusted EBIT loss of $13.4 million in 2019. The increase in adjusted EBITDA loss this year was primarily due to a decrease in overall gross profit of $4 million due to a drop in nicotine revenue and additional inventory write-offs of $1.4 million above the EBITDA adjustments that we've laid out, along with previously mentioned increase in general and administrative expenses relating to the subcontractor expenses of $2 million due to our ERP project and our transition to third-party logistics suppliers, coupled with approximately $3.2 million in expenses from incurring both 3PL and prior facilities running costs while we completed our DC consolidation.

As of December 31, 2020, cash stood at $30.4 million compared to $47.8 million in cash as of December 31, 2019.

Thank you, everyone, for listening in to the earnings portion of today's call. I'll turn the call over to the operator for the second portion of today's call.

Operator^ Thank you, everyone. We will pause for a moment to allow all interested parties who will be participating in the transaction portion of today's call to join. If you wish to hear this discussion, please remain on the line and stand by. We will get started in a few moments.

Najim Mostamand^ All right. Thank you, operator. Good morning, everyone, and thank you for joining us on Greenlane and KushCo's merger conference call. By now, everyone should have access to the business combination press release we jointly issued this morning. The press release and supplemental presentation are available on the Investor Relations sections of Greenlane's website at investor.gnln.com and KushCo's website at ir.kushco.com.

A replay of this call as well as a copy of the supplemental presentation will be archived on the Investor Relations section of both companies' websites. For further information on the terms and conditions of Greenlane, KushCo's definitive merger agreement, please refer to the agreement in its entirety, which will be available on EDGAR at www.sec.gov.

Before we begin, please let me remind you that during the course of this conference call, management from both companies may make forward-looking statements. These forward-looking statements are based on current expectations that are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. These risks are outlined in the Risk Factors section of both Greenlane's and KushCo's SEC filings as well as in Greenlane and KushCo's joint press release issued today. Any forward-looking statements should be considered in light of these factors.

Please also note that any forward-looking information we make speaks as of today and management of Greenlane and KushCo do not undertake any obligation to revise any forward-looking statements in the future.

With me on the call today are Greenlane's Co-Founder and CEO, Aaron LoCascio, and CFO, Bill Mote; as well as KushCo's Co-Founder and CEO, Nick Kovacevich; and CFO, Stephen Christoffersen.

With that, I would now like to hand the call over to Nick. Nick?

Nick Kovacevich^ Thanks, Najim, and welcome, Aaron, Bill and Stephen, and a special good morning and thank you to everyone for joining us today, especially on such short notice.

Before we begin, I wanted to remind everyone that we will be referencing the supplemental presentation on today's call, which, as mentioned earlier, can be found on the IR websites of both Greenlane and KushCo. Now to the news of the day.

This is such an exciting and transformative day for both companies, including our combined 350-plus employees, bringing together two of the largest ancillary cannabis products and services companies in this emerging industry. The combined company is expected to have pro forma revenue in excess of $250 million for the trailing 12 months reported by each company, which would be one of the highest for any company in the global ancillary cannabis industry.

We anticipate that this transformative transaction will create considerable scale and synergies at an important inflection point in the cannabis industry. As the leader in the ancillary cannabis sector, we believe the combined company will be strongly positioned to provide enhanced product offerings and expanded ancillary services to our valued customer bases while growing profitability and maximizing value for all shareholders.

It is our belief that ancillary cannabis companies with scale, product range and innovation expertise are most likely to benefit in the long term. And we believe this transformative transaction checks off all the boxes and will deliver sustainable and attractive returns for our shareholders.

Now with that, let's jump right in and turn to Slide 3 of the supplemental presentation, where we provide an overview of the strategic rationale for this transaction.

One of the major defining points of this transaction is the fact that we are combining robust, differentiated and innovative offerings, including company-owned brands and exclusive third-party products, to create a comprehensive, best-in-class product portfolio. The combined company will become the leading supplier of premium consumer brands and products, ranging from consumption devices and vaporizers to child-resistant packaging, papers, solvents and related merchandise. And the beauty of this is that both Greenlane’s and KushCo’s product offerings and customers complement each other very well, allowing for tremendous cross-selling opportunities.

And speaking on behalf of the KushCo team, I can say that we have admired for quite some time the product and customer profile that the Greenlane team has built. And seeing the equal respect the Greenlane team has shown us over the years, I know the feeling is mutual.

It's worth noting that these cross-selling opportunities exist across the entire value chain, from some of the world's largest cannabis operators to leading retailers and all the way down to end consumers.

Whereas KushCo has excelled in serving the upstream market of growers, processors and brands, Greenlane has done a phenomenal job building out its downstream market of retail and direct-to-consumer channels. Together, we are strongly positioned to be the partner of choice to a large and rapidly growing global customer base.

The combined company will serve a premier group of customers, which includes many of the leading multistate operators and Canadian LPs, the majority of the top smoke shops in the U.S. and millions of consumers. We will also be well positioned for expanding our go-to-market channels even further as legalization expands and additional retailers carry more of our products.

The combined company will not only have substantial breadth from a customer and product offering perspective but, just as importantly, from a financial perspective. In fact, on a pro forma basis, the combined company generated approximately $250-plus million of revenue in calendar 2020, with a pro forma market capitalization north of $350 million as of March 29.

Following completion of this transaction, we believe the combined company will have a strong platform for accelerated organic growth and should be well positioned to capitalize on attractive market opportunities as the industry further evolves. This platform includes both the potential revenue synergies I highlighted earlier as well as significant potential cost synergies that should enable us to improve margins and enhance profitability.

We're expecting the improved operating leverage and enhanced scale of the combined company to drive approximately $15 million to $20 million in cost saving synergies within 24 months of closing as well as providing a strong trajectory for increased profitability. These synergies are expected to be realized from economies of scale, an optimized distribution network and reduced operating expenses.

And we're not planning to stop just there. Our goal is to create an ever-expanding and robust platform that can drive business accretion for our stakeholders for many more years and decades to come as we integrate the two businesses and leverage the enhanced strategic position and financial profile of the combined company.

And as I touched on earlier, the transaction comes at a pivotal time in our industry where multiple tailwinds are converging, from customers rapidly gaining scale to new states legalizing cannabis, and even the potential of full-blown federal legalization, which has never looked more likely to materialize than it does today. Our joint platform positions the combined company to capitalize on these tailwinds across multiple geographies and to accelerate the growth both companies have experienced on a stand-alone basis.

Ultimately, we're bringing together two of the pioneering cannabis ancillary product and service companies with a combined 25-plus years of operating history to catapult the combined company into significantly stronger positioning in this next stage of the industry's evolution.

Now that we've discussed the rationale, I'd like to turn to Slide 4 of the supplemental presentation, where we provide a high-level overview of the transaction itself.

First, in terms of the structure of the transaction, shareholders of KushCo will receive an estimated 0.2546 shares of Greenlane Class A common shares for every KushCo common share. While the exchange ratio is subject to adjustment under the terms of our agreement, former KushCo holders will hold approximately 49.9% of the combined company's common stock and holders of Greenlane shares will hold approximately 50.1% of the combined company's common stock. The stock-for-stock business combination has been unanimously approved by each of the Greenlane and KushCo Board of Directors.

It's also important to note that as part of the transaction, Greenlane's Class C shares will be converted to Class B common stock, resulting in equal voting interest for all shareholders of the combined company.

Following the close of the transaction, which we expect to occur in mid-2021, subject to customary closing conditions and regulatory approvals, I will lead the combined company and serve as its Chief Executive Officer. Bill Mote, Greenlane's current CFO, will serve as the Chief Financial Officer of the combined company. And Greenlane Co-Founder, Aaron LoCascio, will remain with the combined company as President.

The rest of the combined company's management team will have their respective officer positions and titles announced at a later date. Both of Greenlane's Co-Founders, Aaron LoCascio and Adam Schoenfeld, will remain with the combined company as Directors. I've known Aaron and Adam for several years, and it's been a tremendous pleasure getting to know them even more through this process. I'm extremely excited to work with them and the entire combined company's leadership team to execute on our corporate strategy and integrate these two businesses.

In terms of the Board of Directors, the combined company will have seven directors, four of whom will be nominated by Greenlane, including Aaron and Adam. The other three directors will be nominated by KushCo, one of whom will be me. In addition, the Chairman of the combined company will be selected from KushCo's and Greenlane's current Board of Directors.

The combined company will be headquartered in Boca Raton, Florida, but will retain a sizable presence and footprint in Southern California.

And last but not least, the combined company will operate under the Greenlane corporate name and will retain Greenlane's current exchange listing and ticker GNLN on the NASDAQ.

I'll now hand it over to Aaron, who will walk us through Slide 5, which showcases the significant breadth and depth of products and services we will offer as a combined company.

Aaron LoCascio^ Thank you, Nick. As you can see on the top of the slide, the combined company will have a formidable position in vape hardware and technology products. Leveraging and expanding upon KushCo's deep relationship with CCELL, we will be able to not only continue servicing KushCo's leading brands and operators with premium, high-quality vape hardware, but also to cross sell to Greenlane's wide customer base of brands, operators and retailers.

Similarly, we're excited to cross-sell established premium third-party brands to KushCo's customers such as PAX, Storz & Bickel, Grenco Science and many others, as well as Greenlane's premium owned brands such as VIBES, Marley Natural accessories, Keith Haring Glass Collection and Eyce specialty smoking products, among others. Together, we will offer a wide array of world-class product offerings for virtually every customer need and type.

On top of that, we're combining two premier and complementary packaging platforms led by Greenlane's innovative packaging arm Pollen Gear and KushCo's expertise in delivering highly customized solutions for leading brands, MSOs and LPs.

Tapping into our combined 25 years' experience, robust combined knowledge, deep product development expertise and solid relationships with key vendors, we believe we are best positioned to continue delivering innovative product solutions to businesses and consumer clients globally. With a combined 200-plus articles of intellectual property, we already have a strong innovation pipeline across a wide array of product offerings, and we will be supported by an industry-leading and experienced product development and design team.

As the industry evolves, we intend to continue leveraging our strength and innovation to enhance value for our customers as they grow and ultimately deliver the product lines their consumers are seeking. This includes not only our vape and packaging offerings but also our company-owned brands, as mentioned previously, such as VIBES Rolling Papers, Marley Natural accessories, Keith Haring Glass Collection, Aerospaced grinders, Eyce specialty silicone smoking products and Higher Standards, which offers both an upscale product line as well as an innovative retail experience.

Rounding that all out is our comprehensive suite of value-add services from product development, sales, service and marketing support.

No matter how you look at it, we truly are assembling an unrivaled offering of brands, products and services that will enable us to be the clear choice for all ancillary cannabis needs.

And now I'll turn it over to Bill to walk us through the next few slides.

Bill Mote^ Thanks, Aaron. Let's now take a look at Slide 6, which highlights the anticipated enhanced scale and financial position of the combined company following the closing of the transaction.

I won't touch on all the highlights, but you can see here that the pro forma business is well positioned for attractive and accelerated growth opportunities in our industry. With combined revenue approaching $300 million, a combined market cap over $350 million and a presence across four continents, the combined company will reach a truly global scale not yet achieved in the ancillary cannabis industry.

More importantly, we'll have a more diversified product and revenue mix, which we believe enables us to capitalize on the significant growth opportunities ahead of us and become even stickier with our customers by offering a full-service, one-stop shop for all of their needs.

Next, I'd like to dive into Slide 7, which provides a snapshot of the entire value chain we intend to serve with our differentiated product offering. The combined company will have the wide-ranging products and services scope needed to support the industry's top customers. And as we mentioned earlier, because of the highly complementary businesses as well as the high-quality customer bases we each serve, there is potential for rapid organic growth through extensive cross-selling.

Effectively, we are harnessing KushCo's upstream customer relationships and Greenlane's downstream focus and channels to create a true seed-to-sale platform that is anchored by and focused on serving some of the industry's leading customers and third-party partners.

And of course, the transaction is about much more than just the revenue synergies we believe we can achieve through the cross-selling opportunities available to us. It's also the substantial cost synergies we believe we can achieve as a result of the merger, which is captured here on Slide 8.

From a cost of goods and operations perspective, the merger is expected to enable us to optimize Greenlane's supply and packaging business, while leveraging KushCo's strong custom packaging platform and deep customer relationships with the top MSOs and LPs.

Further, we expect the combination to allow us to achieve greater economies of scale, to rationalize and reduce costs, both from a purchasing perspective and operations perspective.

The merger will also allow us to streamline and maximize our respective platforms through the combination of our facilities footprint. Both Greenlane and KushCo have already spent the past year rationalizing their respective footprints, which has resulted in significant cost savings. The combined company will now take this goal one step further and drive additional savings by utilizing our combined facilities and potentially some of our office space as well.

Finally, there's the cost savings we expect to realize at the corporate level, both through corporate optimization and a reduction of public company expenses.

All together, we estimate that these synergies will translate to approximately $15 million to $20 million of pretax annual cost savings that we anticipate can be achieved within 24 months from closing the transaction.

And as a combined company, in conjunction with potential synergies, we expect to have an accelerated pathway to positive free cash flow generation as well as enhanced cash flow from a large base of net operating losses.

And with that, I'll turn it back to Nick.

Nick Kovacevich^ Thanks, Bill. Now that we have talked about the anticipated synergies, it's important to emphasize that this transaction is being done in a catalyst-rich macro environment that is amplifying the strategic benefits of the merger, which we cover here on Slide 9.

Building on what Bill just shared, this transaction is so much more than just achieving success in the current market landscape. It's also about setting ourselves up in the best possible way for new opportunities as the market continues to grow and evolve. We all know that this industry is poised for rapid and accelerated expansion, especially on the heels of several tailwinds lifting the industry even higher.

There are, of course, more and more states legalizing adult rec or medical use cannabis, expanding the total addressable market each day. And we believe we can serve a meaningful share of this global industry with very little incremental investment because we have already created the distribution networks and developed deep relationships with the leading operators who will leverage our platform as they expand into new geographies.

Looking ahead to the remainder of the year, we are encouraged by New Jersey's progress to start their adult-use program as well as New York's impending legalization of adult recreational cannabis. These catalysts are only further supported by the fact that there has been increasing momentum at the federal level for real and meaningful cannabis reform, including full federal legalization, which would undoubtedly open the floodgates for our industry.

You see this significant appetite for change not only at the political and legislative level, but also at the investor level, where nearly all of the major operators, especially our top customers, have taken advantage of the all-time-high investor interest to raise significant sums of capital to fund their future expansion.

It's not always going to be up and to the right, as we have clearly seen in the past 18 months with the illicit market vape crisis, the nicotine drawdown and initially the COVID-19 pandemic. But both businesses have shown incredible resiliency to overcome these temporary headwinds and emerged even stronger as stand-alone entities, making it truly a very opportune time to join forces and become one large ancillary powerhouse.

This is especially true given the fact that we have reached a critical time in our industry where the leading brands and operators are increasingly looking to align with partners in the space who can reliably support their expansion for years to come. With this transaction, we are effectively positioning ourselves as one of the preeminent partners to support this elite customer group and, by extension, supporting the industry's accelerated growth through our enhanced scale and differentiated product offering.

And to support the integration, synergy realization and strategy execution of this vision is a team of seasoned industry leaders with the right combination of skills, expertise and experience, as shown on Slide 10. The management team will have a combined several decades of proven growth strategy execution as well as significant CPG tenure to establish the most experienced team in the ancillary cannabis realm. With this industry expertise, we will focus on driving shareholder value by executing on profitable growth opportunities as well as realizing meaningful cost synergies.

And to now demonstrate this all in numbers, I want to flip to the last slide of our presentation, Slide 11, where we will take a look at the pro forma 2021 outlook. As you can see, we estimate that the pro forma combined company is tracking to achieve approximately between $310 million and $330 million of revenue, or nearly double of what either company is looking to achieve on a stand-alone basis.

Furthermore, gross margins are expected to be between 22% and 24%, with the combined company expected to generate positive adjusted EBITDA when excluding synergies.

And when you layer in the estimated $15 million to $20 million of expected cost synergies, you're not only looking at a much larger organization, but also a financially stronger and more scalable organization that can effectively serve the rapidly expanding global cannabis industry.

And with that, I'd like to now turn it over to the operator for a Q&A session.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from Vivien Azer with Cowen.

Vivien Azer^ Thank you. Good morning and congratulations on the transaction. So two questions, please, both transaction-related. The first one is were there any change of control provisions that needed to be addressed or that we need to be aware of for any of your brands.

Nick Kovacevich^ I think at this point, we can only say what we've said publicly. And obviously, we've laid out a lot of the brands that we work with. And we've set up the deal to obviously be able to continue to benefit from the partners that we have on either side. So we're confident that we can continue to support all of the brands within our ecosystem. And sort of how that works as we kind of move contracts into the pro forma, et cetera, it's all planned to be worked out.

Vivien Azer^ Understood. Okay. That's good to hear. And then second one, in terms of antitrust, obviously, you guys play in a lot of different subsectors. So any concerns around any of the HHI map?

Nick Kovacevich^ No. I'll defer to Bill if he has any other insight into that.

Bill Mote^ No, not at this point. We're going to go through the process, but we don't currently have any major concerns.

Operator^ Our next question comes from Scott Fortune with ROTH Capital Partners.

Scott Fortune^ Good morning. Can you step me through a little bit on the synergy side and then kind of a little bit more on the priorities for new growth opportunities? Obviously, both focus on higher-margin owned brands and customization. Can you provide a little bit color of kind of the priorities from that standpoint with your initiatives regarding -- go ahead.

Nick Kovacevich^ Yes. So I'll start, and then I'll pass it over to Aaron and Bill. But at a high level, we look at -- I'm most excited about the revenue synergies, right? I mean I think we've both done a great job as respective companies of building out product portfolios, as I mentioned in the script. KushCo's been more focused on selling upstream and dealing with producers, processors, operators, MSOs, LPs, leading brands. Whereas Greenlane has done a tremendous job of building out the downstream, being able to sell CPG products and company-owned brands through thousands of retailers and also millions of consumers.

So I think you put the two together, there's massive potential for cross-selling where we can actually take the CPG products and the company-owned brands and position those within the MSO retail stores, within the broader cannabis ecosystem within KushCo's realm. And then vice versa, there's products within our portfolio that will be applicable as well through the retail channels and consumer channels that Greenlane has historically done a great job of servicing.

So those are the obvious revenue synergies. I mean cost synergies are pretty straightforward. I'll pass it over to Aaron and Bill to elaborate on where they see the synergy opportunities as well.

Bill Mote^ I'll speak a little bit to the cost synergies. As with any combination of two public companies, there's savings in the compliance side of being a public company. So the audit fees, the listing fees, all that good stuff.

Facilities, we both have some relatively large warehouses and offices. So there are some areas where we can tighten up on that.

We -- both companies have incurred pretty significant advisory and consulting fees, as I mentioned on our earnings call just a minute ago. And we believe there's a great deal of consolidation that we can do there from an outside advisory perspective as we look at talent on both sides of the fence and utilize that talent effectively.

So from a cost perspective, those are some of the big things we're looking at. And just going on to one system, we think will be big for us in the future as well.

So I'll turn it over to Aaron, let him finish up.

Aaron LoCascio^ Yes. And I just want to really echo Nick's comments. I mean the companies, despite being so similar, are actually remarkably different. And there truly is an incredible amount of cross-selling and up-selling opportunities to drive top line and gross margin performance. So we're very excited about the opportunities that avail themselves by virtue of this transaction.

Scott Fortune^ Okay. And then one follow-up on cost synergies of $15 million, $20 million, you have coming over about 24 months here. Can we expect most of that to occur within the first year just from a timing perspective?

Bill Mote^ Not the first year. The run rate will be as you go through the 24-month period. The first year, obviously, we'll have some work that we do to get the two companies together and probably incur some expenses there to do that. So it will negate some of the savings. But we will have some savings in that first year period, but the maximized savings won't come until the second 12 months in the 24-month period.

Operator^ Our next question comes from Owen Bennett with Jefferies.

Owen Bennett^ Good morning, guys. Hope all is well. Congrats on the deal. Two questions from me, please. And first one, just on the possibility of additional Greenlane transactions prior to closing of the deal. I was just wondering what sort of areas you are potentially targeting here, please.

Aaron LoCascio^ Sure. Great question. Appreciate it. So as we have -- as Greenlane had stated previously and during the IPO and recent earnings calls, we really wanted to stand at the forefront of a consolidation in the industry. And we're really and have been looking at transformative as well as bolt-on-type acquisitions from both a vertical and horizontal perspective.

We announced recently that we acquired one of our long-standing partners and brands, Eyce, premium silicone smoking products provider. And we have a very active pipeline of similar M&A-type opportunities on both expanding the distribution as well as acquiring additional brands.

Owen Bennett^ Okay. Kind of may lead on to the second question was around vape, given a significant part of both businesses. So last time I spoke to you guys at Greenlane, just a couple of months ago, you were talking about possibly moving more into your own branded vaporizers which obviously come with more attractive margins. I was just wondering if this is still the case and how this would fit into the combined company, given how important distribution of vape is right now. I mean I guess do you think own branded vape and distribution of vape can live side by side given the competitive dynamics? And ideally, how would you see this mix evolving?

Aaron LoCascio^ I'm sorry. Could you repeat some of the question again?

Owen Bennett^ Yes, sorry. So last time I spoke to you guys at Greenlane, you were talking about maybe moving more into your own branded vaporizers, given the more attractive margins. I was just wondering if this is still the case and how you think this would fit into the combined company, given how important distribution of vape is right now. So do you think own branded vape and distribution of vape can live side by side given the competitive dynamics? And then ideally, how would you see this mix evolving?

Aaron LoCascio^ Sure. So as we've kind of stated publicly previously, we play across eight kind of primary product categories, and we're really trying to penetrate each and every one of those.

Vape is interesting, the most interesting of all, because within vape, there are many different niches, different styles of vaporizers that vaporize different types of medium, if you will. So it is something that we continue to evaluate. We are very sensitive to our third-party suppliers. But anything that we do will be very thoughtful and meaningful as to make sure that we are providing the most upside to Greenlane shareholders as well as third-party vendors of ours at the same time.

Taking it a step further, I mean KushCo has a tremendous relationship with one of the top vaping suppliers in the industry. And there is an incredible opportunity to leverage that relationship and play more in some of those verticals that are specific to CCELL and liquid vaporization.

Also similarly, coupling that with our Pollen Gear pipeline, both from a packaging perspective as well as the fact that we have an incredible design team and studio that is hard at work making a bunch of these different products, designing and coming up with the next generation.

So the combination of bringing relationships to the table with experience and know-how and knowledge, it's quite remarkable. I mean, again, Greenlane has been in business now for 15, almost 16 years; KushCo, 10. I mean it's quite incredible the amount of depth and experience that we each will bring and be able to cross-pollinate in many different regards, including potential product development opportunities.

Operator^ Our next question comes from Aaron Grey with Alliance Global Partners.

Aaron Grey^ Good morning, thanks for the questions and I'll echo my congratulations on the transaction.

So first question for me is on the top line synergies, specifically regarding the relationship with MSOs that KushCo has historically had more of. So just as we think about some of the top line synergies there, Nick, you previously talked about some organizations having more centralized buyers than others. And I'm just curious as to whether those buyers that you're currently speaking with now, as those organizations will be the same ones where you potentially want to have those top line synergies. Said differently like they're now seemingly going to be -- the Greenlane products will be going directly into the dispensary. So would those be the same conversations with the buyers you're having now? Or would they be potentially new buyers within those organizations?

Nick Kovacevich^ Yes. Thanks for the question, Aaron, and glad to have you on. So it depends. But I think in a mature organizational structure, probably not, which is similar to the case that we have today, when you look across our portfolio. Typically, it's the same buyer for the CCELL products as it is for the packaging products, but it's usually a different buyer for the energy products, the solvents that we sell.

But given our relationships with these organizations, right, it's not just an account manager relationship with a purchasing manager. There's relationships throughout the organization starting at the top and working all the way down with multiple folks within KushCo and multiple folks within the MSO org structure, right?

So we're going to leverage that to get to the right folks. We believe that these products are going to be a huge value-add. It's going to be incremental revenue opportunities for these MSOs. We think that it's perfect timing. We think that a lot of MSOs and cannabis retailers in general have been more focused on cannabis, right, ramping up production, getting product on the shelf. We know some states, they can't make enough product, right? It's -- they sell 100% of what they can produce.

So in that environment, there's going to be less of a focus on additional merchandise, high-margin merchandise that can be placed within these retail stores. But as we all know, over time, supply will catch up with demand and margins will compress. And so this is a huge opportunity for forward-thinking retailers to get ahead of the curve, put a lot of these high-margin, high-value CPG products within the Greenlane category or catalog right on to their retail shelves and drive incremental spend from the consumer retail customer with very little additional overhead, right?

So our job is going to be not only to get the relationship set up with the right person but also be able to educate them and help merchandise their store properly so that they can maximize the very valuable square footage that they have there. So this is going to be a very comprehensive process. We're essentially going to be taking the same approach that we've done, right, where our sales, as you know, Aaron, they don't happen overnight, right?

These are consultative sales. They're strong relationships. And what you've seen with KushCo, as you've been following us for several years, you've seen the results of the cross-selling that KushCo has been able to do within our portfolio. And so that's why we have such a high degree of confidence that we'll be able to continue that success, especially when you look at just the catalog that Greenlane has and how premier the products within it actually are.

Aaron Grey^ That's helpful. And then second question for me is regarding the EBITDA margin profile over time. You mentioned the pro forma company will be EBITDA-positive, excluding the $15 million to $20 million of synergies. I would love to get your perspective in terms of where you think that EBITDA margin profile could lead to over the next couple of years. I've always thought of KushCo within itself could be kind of a low double-digit EBITDA margin profile over time. So I'd love to get your perspective there.

And then kind of tailing back on what Aaron mentioned in terms of potential acquisition targets, like how you think about profitability of the acquisition targets that you think about acquiring.

Nick Kovacevich^ Yes. No, great question. And look, we didn't give the EBITDA guidance other than saying we expect it to be positive. And obviously, you've seen with KushCo what we've been able to do over the last 12 to 18 months, where we've gotten the business back into positive adjusted EBITDA territory. But we've recognized we need a little bit more scale, right? And so I think sort of part of the idea of putting these companies together is we get that scale almost right out of the gate. And Greenlane has been making improvements toward profitability on -- as a stand-alone.

And so again, there's going to be a lot of work to be done. But with the synergy opportunities, we think there's a clear path, obviously, to near-term positive EBITDA, but more importantly, longer term, as you asked. You mentioned you believe KushCo is sort of that 10% to 12% EBITDA margin, which is something we've talked about, again, as we get more scale at the KushCo business.

One of the driving factors, exciting things for us to do this deal is we see higher margin potential with the Greenlane business. We think that company-owned brands are gaining tremendous traction. Those are higher-margin brands.

And again, dovetailing into your second part of your question, when we look at M&A, yes, it's margin expansion, right? We see opportunities like Greenlane saw with Eyce, where they're already distributing the product at a set margin, which is a healthy margin. But then being able to acquire and recognize that full margin, there's significant margin enhancement.

So again, we wouldn't be doing this deal if we thought that margins would go down or stay flat. We see this as a catalyst to drive margins higher over time. Of course, we've got a lot of work to do to kind of figure out where those numbers will be. But we love the potential for driving higher margins, for driving more sales of company-owned brands, right, which obviously have more value.

And people, historically, the knock on KushCo has been, "Hey, it's generic." And we've talked about that time and time again, Aaron, about how we have proprietary products that we offer to these MSOs, how we're partnered with CCELL, who's a leading innovator. But at the end of the day, when you go to CPG and you go to company-owned brands, that's a whole different value in the minds of investors. So we want to be able to capitalize on that and kind of marry the best of both worlds here, right? Take these innovative brands that are sexy. The Greenlane is building and gaining significant traction. And then just accelerate that by getting it into our channels and getting these products throughout the greater cannabis ecosystem.

So I don't know if my friends Aaron and Bill have anything further to comment on that because you mentioned the acquisitions. But that's how I see this opportunity. And again, we're really excited.

Bill Mote^ Yes. And from our perspective, in Greenlane, we had already been forecasting that we would be profitable in 2021 from an EBITDA perspective. And then you add on top of that, the additional synergies that we have shown in our integration slide here. That I think that all of what Nick said is backed up by what the individual companies have stated as well. And then you add the synergies on top. So it can be a very, very beneficial merger to bring these companies together and execute not only on their individual plans, but the combined synergies makes the story that much more robust.

Aaron LoCascio^ And I'll make just a quick final comment. As I had stated earlier, Greenlane has historically looked at acquisitions from a vertical and a horizontal perspective. This transformative merger really gives us an incredibly more broad distribution platform. We already, each, on our own, had very respectable distribution platforms, and this really catapults that into a leading position.

So while we digest this merger, we're going to focus more heavily on the vertical-type acquisitions, which is more brands, of which we have a number that are active in our pipeline.

Operator^ Our next question comes from Glenn Mattson with Ladenburg Thalmann.

Glenn Mattson^ Hi, congrats on the transaction as well. So just building on that a little bit. A key part of the success story here is that gross margin level, in particular, you guys pointed to 22% to 24% target, and that's higher than kind of both companies. So a couple of questions.

First, Greenlane, Bill, can you talk about maybe sequentially -- I think that gross margin was down a little bit and that might be the second quarter in a row, even excluding write-offs and stuff. So can you talk about the direct gross margin for Greenlane, why it's not acting a little better, especially given the fact that there's more house brand stuff?

And then just a little bit why you're so confident you can get potentially that upper end of that target, maybe 23%, 24%? How long you think it would take to get there as a combined company?

Bill Mote^ Yes. If you recall, we were -- and thanks for the questions. It's a great question. If you recall, our aspirational goal at Greenlane was to be at 35% in the next several years. Actually, our margins, if you deduct out just the inventory work that we did in Q3, were 320 basis points up year-over-year. So we have made meaningful progress, although that's not all we can go.

If you really took all the things that happened in the year that were kind of onetime, and I haven't added them all back in EBITDA, but it's almost like $6.8 million that would go back to margin for the adjusted margin if we were to do that. I only added back like the inventory work that we did in Q3 for the most part, along with some other things they had done earlier in the year.

But in reality, I think a reasonable range for us, as we've already kind of stated, would be in the low to mid-20s for 2021. And we think that's very realistic. If you look at some of the growth rates on the house branded items and the margins associated with those, that can get us there in and of itself. And then you take away some of the noise that we had in the numbers related to all of the inventory work that we did in 2020, and that just incrementally gets you a stronger feeling about being able to achieve those goals that we've already set for ourselves.

Glenn Mattson^ Great. And then on the KushCo side, curious about what kind of role will you see the ancillary -- I'm sorry, the kind of -- yes, I guess, ancillary businesses, things like vendor financing, which I believe you've gotten into recently, and CBD distribution and just kind of -- if those are big growth opportunities or what your view is on that.

Nick Kovacevich^ Great question. So we have a small stake in XS Financial, a partner that does equipment financing. That partnership obviously will continue, and we'll be able to leverage that to offer financing to the broader customer base for equipment they need, which is a great lead in for us to be able to sell our solvents, to be able to sell our vape pens, to be able to sell our packaging. And I'm sure there's various things in the Greenlane catalog that we can also leverage with that partnership. But of course, that's not a business we own outright. And so that is more of a partnership, but we will see synergistic benefits from that on a go-forward basis.

In terms of the CBD services that we offer, again, we talked on our previous earnings calls about how there's less of a focus on that right now just given the state of the CBD market. There's not a lot of retailers that are looking to onboard CBD. Did have a huge success that we announced with a partner, where we landed United Pacific chain of, I believe, 350 stores, gas stations, convenience stores. And we were able to put a handful of the brands that we represent the CPG brands into those channels.

And again, we're acting as a broker, so we're just collecting a fee. The interesting thing is Greenlane has acted as a distributor of CBD goods. So obviously, that can be complementary.

We also want to expand the Greenlane products to more traditional mainstream retail. They've done well in specialty retail. They're starting to get more into mainstream retail. Obviously, we've got a huge opportunity to expand the presence in cannabis retail, as we've talked at length here. But traditional retail, convenience stores, gas stations, United Pacific, for example, all opportunistic when you look at the current and future Greenlane catalog.

So I think there's certainly some synergy opportunities. But KushCo as a stand-alone CBD brokerage has been less of a focus for us as we see strong demand in our core business focused around our three categories, packaging paper supplies, vape hardware and energy and solvents. So we'll see how it plays out. We're not -- we're factoring in a small synergistic benefit of that in terms of our published revenue synergies, but it's not a huge factor.

But that could all change if the CBD market turns back on, which is something we've talked about. We're partnered with one of the largest food brokers in the country, CA Fortune. So if all of a sudden, the FDA gives guidance that CBD can be in food and beverage, obviously, that's a channel that could really ramp up and again have some further synergistic benefits.

Operator^ Our next question comes from Derek Dley with Canaccord Genuity.

Derek Dley^ Yes. Hi, thanks everyone. Thanks for the color so far on the call. Just a couple of quick ones for me just given the time. CapEx, what should we expect for CapEx for the combined company going forward?

Bill Mote^ Guys, we haven't put that together. But when you look at both sides' models, you're probably looking at somewhere in the $5 million range for CapEx, just looking at both models and putting them together. But we haven't built those plans out for a forecast yet. So that's in general where I think you're probably going to land.

Derek Dley^ Okay. That's helpful. And then just in terms of the distribution center footprint that the two companies have, can you just maybe give us some color on what KushCo's distribution footprint looks like?

Nick Kovacevich^ Yes. So we've talked at length on previous earnings calls about a warehouse consolidation and optimization plan that we've implemented really over the last almost 12 months. And we've reduced from -- at one point, I think we were in seven or eight DCs. We've reduced now down, where we're landing here is going to be in two bicoastal distribution centers, one 130,000 square foot warehouse in Moreno Valley in Southern California and one 66,000 square foot warehouse in Worcester, Massachusetts.

So that's where the KushCo team has gotten down to. We're still at the final stages of getting out of our Washington, Michigan and Garden Grove leases and fully transitioning into those two hubs, which I think we said on our last call, we expect to recognize around $1 million of additional cost savings once this consolidation plan is complete.

So we're near complete. And we've laid out the final steps to complete that plan as a stand-alone. And we're not giving any guidance on further optimization between the two companies. But like I said, the good news is KushCo has already done a lot of the optimization work on our side.

And so as Greenlane, I'll let them kind of talk about where they're at in their process.

Bill Mote^ Right. So we've optimized our facilities, obviously, with our facility for 3PL in the U.S. We still have an optimization project coming up in Europe in late Q1, early Q2, to move to a third-party logistics supplier there as well. Those movements were really made to give us the scalability that we believe we need, where our growth rate is going to be pretty high this year from a sales perspective, and we needed to be able to get that scale as well as the efficiency that comes with a third-party logistics supplier.

So we have already closed several locations in the U.S. and will also be in Canada moving to a 3PL, a new 3PL as well. So those are all things that are in the U.S. for the majority of our business have already been done. And then in Europe and Canada, just some finishing touches there to round out the strategy.

Nick Kovacevich^ Yes. One thing I'd like to add just an additional color. As Aaron said, the businesses, there is some overlap, but they are -- the bulk of the businesses are fairly differentiated. And so when you just look at the KushCo business, we're becoming more concentrated around leading MSOs. And our average order size is fairly significant. We're shipping large, large amounts of product typically to our large customers that we service, whereas with one part of the Greenlane business specifically, their direct-to-consumer business, I mean you can imagine those are much smaller parcels. So just keep that in mind when you think about the kind of distribution footprint, et cetera.

Operator^ Our next question comes from Mike Grondahl with Northland Securities.

Michael Grondahl^ Congratulations. And just real quick, in your prepared remarks, someone said something about kind of a work around on some of the distribution issues and challenges. Could you just explain that in a little bit more detail?

Nick Kovacevich^ Yes. So I think -- yes, I'll pass -- I'm going to pass it to Aaron to talk about that. Go ahead, Aaron.

Aaron LoCascio^ Thanks, Nick, and nice to connect, Mike. So we have -- like I had mentioned before during the prepared remarks, seeing this regulation coming down, a new regulation in the form of PACT Act, our compliance and operations team actually developed multiple solutions. We actually have selected one that we are pretty far down in line with that actually leverages a sophisticated network of last-mile distributors along with a robust software platform so that we can actually still service all of our customers or the vast majority of all of our customers nationwide. Again, this only really impacts U.S. sales.

So using this -- the combination of the software, along with last-mile distribution platform, and our scale and package volume is, frankly, what makes it all possible, which is why we've also been able to reach out to customers and vendors and extend this as a service to them as well creating potential opportunity for us.

But I'm also happy to ask -- or answer any more specific questions that you'd like to know on it.

Michael Grondahl^ Yes. No, it sounds like it's a nice enhancement, almost you're able to leverage it then sell it. Am I thinking about that right?

Aaron LoCascio^ You are. I mean, obviously, this is all still very new, and we're in the final stages of finalizing our go-forward plans, but we're pretty far down the line. And again, we have multiple solutions. But yes, this represents not only a solution for PACT Act compliance and still being able to reach the vast majority of our customers, but because of that -- also because of the scale required to pull it off, also represents a net opportunity to bring in new customers and vendors on the program.

Nick Kovacevich^ This is Nick. I wanted to just add. We've talked about the PACT Act at KushCo as well, a little bit different because we ship, again, like I mentioned, very large orders. So we're shipping traditionally LTL and FTL, which is not going to be impacted by the PACT Act. But we've mentioned similar sentiments in that we believe we're better positioned with a larger infrastructure, larger client base to be able to navigate it, where smaller competitors are going to have significant challenges.

And we've seen the same thing here when we look at -- obviously, this merger, PACT Act was something we looked at. And we've just been extremely impressed with Greenlane's compliance, right? They're ultra compliant, considering the nuances of this industry. I mean I'd say they have to deal with things that nobody's ever had to navigate. They've been able to do that historically. They've had the compliance infrastructure in place for years and years and years.

And when you think about government regulation coming to the vape industry, who's going to be set up better to navigate that regulation? Of course, our belief is it's going to be the larger companies that have resources and infrastructure and that have the ability or already built-in compliance mechanisms to be able to streamline and continue operating with whatever regulatory requirements do fall in place.

And as Aaron mentioned, it is a bit of a developing dynamic here with the PACT Act. We don't have all the information yet, but we at KushCo certainly have confidence in the ability for the Greenlane team to not only navigate but really capitalize on what I see as a huge opportunity here, where not a lot of the companies in the vape sector are going to be able to fare well throughout this change.

Aaron LoCascio^ Yes. And I'll just -- I just want to make one final quick comment. It's easy for us to forget, but there's also a reporting requirement that comes along with these changes. And at Greenlane, it's, to some degree, just more -- almost an afterthought because we're already used to an enormous amount of reporting requirements. And we've long built an expertise, including, but not limited to, some of the things that we had to do to comply with all the various and growing nicotine regulations.

So this is really just business as usual from us from a reporting perspective. But I don't want to take -- anyone to take that for granted because other companies who are not used to dealing with those types of reporting requirements, it's quite difficult of a challenge to overcome.

Operator^ Our next question comes from Eric Des Lauriers with Craig-Hallum.

Eric Des Lauriers^ Great. Thank you, guys and congrats as well on this acquisition, certainly very exciting. So you guys have done a great job outlining the cross-selling opportunities for Greenlane brands in MSO retail stores, for example. But wondering if you could elaborate just a bit more on the KushCo side of things, how those products and offerings could be cross-sold to the Greenlane platform.

And then just as a follow-up to that, that guidance of, I think, $310 million to $330 million, does that include any of these cross-selling opportunities?

Nick Kovacevich^ Yes, great question. So number one, as we've mentioned, the strong relationship that we have with CCELL/SMOORE. SMOORE is publicly traded in Hong Kong, market cap well north of $40 billion and they have significant resources on the engineering and production side of their business. I mean we're -- as a key go-to-market partner for them here in North America within the product set that we currently offer.

Now some of that product set is relevant for the Greenlane channels. For example, batteries, we're seeing an uptick in batteries. And we know that batteries are sold in a lot of the retail channels that Greenlane is historically quite in as well as direct-to-consumer business channels. We also -- there's also an overlap, a little bit of an overlap with what Greenlane calls their S&P business, supply and packaging. Obviously, KushCo's core business is packaging paper supplies, et cetera.

So there's going to be immediate cross-selling opportunities on both sides. There's customers that Greenlane has serviced with their Pollen Gear packaging products that will now have access to the KushCo catalog. There's customers that KushCo services that will now have access to the Pollen Gear product line, right?

So those are a couple of the ways. But when thinking out in the future, again, we've talked now several times about leveraging that relationship with SMOORE/CCELL, not just necessarily because they're robust in terms of what they offer. It's not just cartridges meant for liquid, right? They have an open system vaporizer division as well.

So to the extent we can leverage that relationship and be able to create products that are more in line with the CPG products that Greenlane is currently offering, we see that as a huge synergy. And if we can create products in partnership that can then go into those channels, that could be a very big number that is not currently laid out in the guidance that we gave.

So to answer that question, of course, we've done a lot of work. We've put out a number. It's hard to encompass everything. We've got to take a very conservative approach, right? So I think there's certainly more work to be done there, but we have included some of the synergies in the guidance.

Operator^ Thank you. And I currently show no further questions at this time. I'd like to turn the call back over to Nick Kovacevich for closing remarks.

Nick Kovacevich^ Okay. This was fun. And thank you guys again for tuning in and really appreciate the thoughtful questions and comments.

So as I mentioned at the top, this is an exciting new chapter, not just for both companies but for the entire legal cannabis industry as well. There is significant strategic and shareholder value to unlock here. And we know we have our work cut out for us to do that.

But the vision and strategy are clear, combine two successful pioneers who have complementary products and services and customer bases to achieve a level of scale not yet seen in the ancillary cannabis industry; execute the synergies identified to drive significant growth and profitability; and be one step ahead of the competition by understanding where our customers are planning to go next and how we can best serve them as the industry continues to expand and evolve.

We believe this transaction represents the winning formula for all stakeholders. And we are incredibly excited to begin working closely together to integrate the two businesses and achieve our strategic vision. We will be looking to provide more updates as they materialize. But for now, and on behalf of everyone at Greenlane and KushCo, I wanted to wish everyone a great day ahead.

Thank you all for joining. I hope you all take care and stay safe. Cheers.

Operator^ This concludes today's conference call. Thank you for participating. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry, markets in which Greenlane and KushCo operate, management’s beliefs, assumptions made by management and the transactions described in this communication. While the Greenlane’s and KushCo’s management believes the assumptions underlying the forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; (3) the inability to consummation the Transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the Transaction; (4) risks that the proposed Transaction disrupts current plans and operations of Greenlane and/or KushCo; (5) the ability to recognize the anticipated benefits of the Transaction; and (6) the amount of the costs, fees, expenses and charges related to the Transaction; and the other risks and important factors contained and identified in Greenlane’s and KushCo’s filings with the SEC, such as their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the Transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Greenlane nor KushCo is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Greenlane nor KushCo intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Greenlane expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Greenlane and KushCo that also constitutes a prospectus of Greenlane, which joint proxy statement will be mailed or otherwise disseminated to Greenlane’s and KushCo’s respective stockholders when it becomes available. Greenlane and KushCo also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Greenlane and KushCo with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.gnln.com and www.kushco.com.

Participants in Solicitation

Greenlane, KushCo and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Greenlane is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about the directors and executive officers of KushCo is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on December 28, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.